UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

November 14, 2022

Ra Medical Systems, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38677	38-3661826
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5857 Owens Drive, Suite 300

Carlsbad, California 92009

(Address of principal executive offices, including zip code)

(760) 804-1648

(Registrant’s telephone number, including area code)

2070 Las Palmas Drive, Carlsbad, California 92011

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	RMED	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

On November 14, 2022, Ra Medical Systems, Inc. (the “Company”) issued a press release announcing its financial results for the three and nine months ended September 30, 2022. The full text of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information in this Item 2.02, and Exhibit 99.1 attached hereto, is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in this current report shall not be incorporated by reference into any registration statement or other document filed with the Securities and Exchange Commission, whether filed before or after the date hereof regardless of any general incorporation language in any such filing, unless the registrant expressly sets forth in such filing that such information is to be considered "filed" or incorporated by reference therein.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release dated November 14, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RA MEDICAL SYSTEMS, INC.

Date: November 14, 2022	By:	/s/ Brian Conn
Brian Conn
Interim Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 99.1

Ra Medical Systems Reports Third Quarter 2022 Financial Results

CARLSBAD, Calif. (November 14, 2022) – Ra Medical Systems, Inc. (NYSE American: RMED) (“Ra Medical” or the “Company”) reports financial results for the three and nine months ended September 30, 2022 and provides a business update.

On September 9, 2022 Ra Medical entered into an Agreement and Plan of Merger (the “Definitive Merger Agreement”) with privately held Catheter Precision (“Catheter”), a medical device and technology company focused on cardiac electrophysiology. Under the terms of the agreement, Catheter will become a wholly owned subsidiary of Ra Medical in a stock-for-stock reverse-merger transaction (the “Merger”). If completed, the Merger will result in a combined publicly traded company that will focus on the cardiac electrophysiology market, one of the most robust and growing areas of medical devices. Medtech veteran David Jenkins, who has extensive experience growing medical device start-ups, will serve as Chief Executive Officer of the combined company. Before taking the role as CEO of Catheter, Mr. Jenkins was instrumental in operating several medical device start-ups including Transneuronix, Inc., which was acquired by Medtronic plc (NYSE:MDT) for $267 million in July 2005, and EP MedSystems, Inc., which was acquired by St. Jude Medical for $95.7 million in July 2008.

“We have been making good progress to meet the conditions of the proposed merger with Catheter that, if completed, will enable our shareholders to participate in the large and growing cardiac electrophysiology market. We effected a reverse stock split that we believe will cure our price deficiency under NYSE American requirements and retain our listing. We had cash and cash equivalents of $13.7 million as of September 30, 2022 and raised a total of approximately $7.4 million under our At-the-Market facility (after deducting offering fees of approximately $0.2 million), of which approximately $4.9 million was raised after September 30, 2022. We continue to advance towards meeting the closing conditions under the merger agreement and the listing requirements of the NYSE American exchange, although we will still need to raise additional funds and meet the minimum price condition,” said Will McGuire, Ra Medical CEO. “Earlier this month, we filed an amended preliminary proxy with the Securities and Exchange Commission (“SEC”) for a Special Meeting of Stockholders to vote on the proposed merger, and we plan to file the definitive proxy once we have cleared the SEC review process. Assuming the merger proposal passes in the anticipated timeframe and the other conditions under the merger agreement are satisfied, we continue to expect the transaction will be completed by the end of 2022 or early 2023.”

Catheter’s lead product is VIVO™ (an acronym for View Into Ventricular Onset), an FDA-cleared and CE-mark product that utilizes non-invasive inputs to locate the origin of ventricular arrhythmias.  Using VIVO, physicians can identify patients for invasive catheter ablation and reduce the time of the invasive procedure. Ventricular arrhythmias include ventricular tachyarrhythmias and premature ventricular arrhythmias, diseases that affect millions of patients and are not well treated today. While much growth in the electrophysiology market has been for atrial fibrillation, Catheter believes that ventricular arrhythmias represent a large opportunity moving forward.

Catheter also intends to pursue a second generation of Amigo®, a robotic arm with FDA clearance and CE mark that controls catheters from outside the procedure room. Catheter has demonstrated that patient outcomes may be enhanced by this device. Catheter is working toward a third product release in the first half of 2023 for a device that helps close the insertion site from percutaneous catheters or other devices. The worldwide market for this closure assist device is believed to exceed one million procedures per year.

The share numbers, per share numbers and pricing information in this release are adjusted to reflect the impact of the one-for-fifty (1:50) reverse stock split of the Company’s Common Stock that was effective as of October 3, 2022.

About the Transaction

The Merger is structured as a stock for stock reverse merger whereby all of Catheter’s outstanding convertible promissory notes and equity interests are to be exchanged for shares of Ra Medical common stock and Catheter options will be assumed by the Company. Catheter stakeholders are expected to own approximately 80% of the combined company, and pre-merger Ra Medical equity holders are expected to own approximately 20% of the combined company, on a fully diluted basis calculated using the treasury stock method, subject to certain adjustments provided for in the Merger Agreement and further described in the amended preliminary proxy statement filed on November 4, 2022, including adjustment based on the amount of Ra Medical’s net cash at closing.

The boards of directors of both companies have approved the Definitive Merger Agreement. The merger is currently expected to close before the end of 2022 or during the first quarter of 2023, subject to satisfying certain closing conditions including receipt of shareholder approval by both companies. The Definitive Merger Agreement follows the signing by Ra Medical and Catheter of a non-binding summary of proposed terms on June 18, 2022, which was publicly disclosed on July 22, 2022. Investors in Ra Medical are encouraged to review the Definitive Merger Agreement, which contains the definitive terms of the Merger.

The descriptions of the Merger, the Ra Medical Special Meeting of Stockholders, Catheter, and the other transactions and matters contemplated thereby or referenced herein do not purport to be complete and are qualified in their entirety by reference to the Company’s Current Report on Form 8-K filed with the SEC on September 9, 2022, the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2022 being filed with the SEC today, and any prior or subsequent reports on Forms 10-K, 10-Q or 8-K filed with the SEC from time to time and available on the SEC website. The Company filed an amended preliminary proxy statement with the SEC on November 4, 2022.

Management and Organization

The combined company will be led by David Jenkins as Executive Chair and Chief Executive Officer following the Merger. Will McGuire, Ra Medical’s CEO, and Brian Conn, Ra Medical’s interim CFO, have agreed to remain with the Company through the closing of the Merger.

Immediately following the closing of the Merger, the combined company’s board of directors will consist of five directors, with David Jenkins joining the board of directors as Executive Chair and a to-be-determined current director of Ra Medical resigning at the closing of the Merger.

Third Quarter Financial Highlights

There were no revenues reported for the third quarter of 2022. Revenues for the third quarter of 2021 consisted of product sales of $5,000 and cost of revenues of $0.2 million.

Selling, general and administrative expenses (SG&A) for the third quarter of 2022 were $3.5 million, which included $85,000 in stock-based compensation, compared with $4.2 million for the third quarter of 2021, which included $78,000 in stock-based compensation. Research and development (R&D) expenses for the third quarter of 2022 were $0.7 million, which included negative $11,000 in stock-based compensation, compared with $2.9 million for the third quarter of 2021, which included $27,000 in stock-based compensation.

During the third quarter of 2022, the Company recorded additional restructuring and impairment charges of $0.5 million for expenses related to an additional reduction in force, impairment of property and equipment, inventory obsolescence charges and other expenses due to the decision in the second quarter of 2022 to discontinue the pivotal atherectomy clinical trial, cease manufacturing activities, sell or dispose of property and equipment and inventories, and expense prepaid R&D supplies. There were no comparable charges in the prior-year period.

The loss from continuing operations for the third quarter of 2022 was $4.8 million, or $4.36 per share on 1.1 million weighted-average shares outstanding. This compared with a loss from continuing operations for the third quarter of 2021 of $7.4 million, or $57.64 per share on 0.1 million weighted-average shares outstanding. Income from discontinued operations for the third quarter of 2021 was $3.1 million. There was no comparable income in the third quarter of 2022.

Adjusted EBITDA for the third quarter of 2022 was negative $4.1 million, compared with negative $6.9 million for the third quarter of 2021. Adjusted EBITDA is a non-GAAP measure presented as loss from continuing operations before depreciation and amortization expense, interest income, interest expense, income tax expense, stock-

based compensation, gain on extinguishment of promissory note, restructuring and impairment charges and loss (gain) on sales and disposals of property and equipment. For additional information regarding the non-GAAP financial measures discussed in this news release, please see "Non-GAAP Reconciliations" below.

Nine Month Financial Highlights

Revenues for the first nine months of 2022 consisted of product sales of $14,000, compared with product sales for the first nine months of 2021 of $17,000.

Cost of revenues for the first nine months of 2022 was $0.2 million, compared with $1.2 million for the first nine months of 2021.

SG&A expenses for the first nine months of 2022 were $8.3 million, which included $0.3 million in stock-based compensation, compared with $11.3 million for the first nine months of 2021, which included $1.6 million in stock-based compensation. R&D expenses for the first nine months of 2022 were $6.2 million, which included $57,000 in stock-based compensation, compared with $8.5 million for the first nine months of 2021, which included $0.3 million in stock-based compensation.

For the nine months ended September 30, 2022, the Company recorded restructuring and impairment charges of $4.1 million due to the decision to discontinue the pivotal atherectomy clinical trial, cease manufacturing activities, sell or dispose of property and equipment and inventories, and expense prepaid R&D supplies. There were no comparable charges in the prior-year period.

The loss from continuing operations for the first nine months of 2022 was $18.7 million, or $28.00 per share on $0.7 million weighted-average shares outstanding, compared with a loss from continuing operations for the first nine months of 2021 of $19.0 million, or $210.82 per share on 90,000 weighted-average shares outstanding. Income from discontinued operations for the third quarter of 2021 was $2.2 million.

Adjusted EBITDA for the first nine months of 2022 was negative $13.9 million, compared with negative $18.6 million for the first nine months of 2021.

Ra Medical reported cash and cash equivalents of $13.7 million as of September 30, 2022.

Non-GAAP Financial Measures

Ra Medical has presented certain financial information in accordance with U.S. GAAP and also on a non-GAAP basis for the three and nine month periods ended September 30, 2022 and 2021. EBITDA and Adjusted EBITDA are performance measures that provide supplemental information management believes is useful to analysts and investors to evaluate Ra Medical’s ongoing results of operations, when considered alongside other GAAP measures. These measures are intended to aid investors in better understanding Ra Medical’s current financial performance and prospects for the future as seen through management. Management uses non-GAAP measures to compare the company’s performance relative to forecasts and strategic plans and to benchmark the company’s performance externally against competitors. Management believes that these non-GAAP financial measures facilitate comparisons with Ra Medical’s historical results and with the results of peer companies who present similar measures (although other companies may define non-GAAP measures differently than we define them, even when similar terms are used to identify such measures). Non-GAAP information is not prepared under a comprehensive set of accounting rules and should only be used to supplement an understanding of the company’s operating results as reported under U.S. GAAP. Ra Medical encourages investors to carefully consider its results under U.S. GAAP, as well as its supplemental non-GAAP information and the reconciliation between these presentations, to more fully understand its business. Reconciliations between U.S. GAAP and non-GAAP operating results are presented in the accompanying tables of this news release.

Investors are encouraged to review the related U.S. GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business. Ra Medical defines EBITDA as our GAAP loss from continuing operations as adjusted to exclude depreciation and amortization, interest income, interest expense and income tax expense. Ra Medical defines Adjusted EBITDA as EBITDA adjusted to exclude stock-based compensation, gain on extinguishment of promissory note, restructuring and impairment charges and loss (gain) on sales and disposals of property and equipment.

About Ra Medical Systems

Ra Medical Systems, Inc. is a medical device company that owns intellectual property related to an advanced excimer laser-based platform for use in the treatment of vascular immune-mediated inflammatory diseases. Its excimer laser and single-use catheter system, together referred to as the DABRA Excimer Laser System, is used as a tool in the treatment of peripheral artery disease.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Ra Medical’s future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Ra Medical’s future expectations, strategy, plans or intentions. Forward-looking statements in this press release include, but are not limited to, statements concerning the proposed Merger with Catheter, Ra Medical’s future financial performance and Ra Medical’s ability to conserve capital and maximize any strategic opportunity. Ra Medical’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected or implied by such forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the proposed Merger may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (ii) the outcome of any legal proceedings that may be instituted against the Company, Catheter, the combined company following the Merger, if consummated, or others following an announcement of the merger agreement, if entered into, relating to the proposed Merger, any ancillary agreements contemplated thereby and the transactions contemplated thereby; (iii) the inability to issue to obtain any necessary stockholder approvals for the Merger, any securities issued in connection therewith, or any transactions contemplated thereby; (iv) the Company’s inability to satisfy or have waived the conditions precedent to the closing of the Merger, including certain minimum per share trading prices of Ra Medical’s common stock, which are not currently satisfied; (v) changes to the structure of the proposed Merger that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Merger; (vi) the ability to meet stock exchange listing standards following the consummation of the proposed Merger, if effected; (vii) the risk that the proposed Merger transaction disrupts current plans and operations of the Company or diverts management’s attention from the Company’s ongoing business operations and potential difficulties in the Company’s operations as a result of the announcement and consummation of the proposed Merger; (viii) the ability to recognize the anticipated benefits of the proposed Merger, if consummated; (ix) costs related to the proposed Merger, if consummated; (x) changes in applicable laws or regulations; (xi) the possibility that the Company or the combined company following the Merger, if consummated, may be adversely affected by other economic, business, regulatory, and/or competitive factors; (xii) the combined company’s estimates following the Merger, if consummated, of expenses and profitability; (xiii) the evolution of the markets in which the combined company following the Merger, if consummated, would compete; (xiv) the ability of the Company or the combined company following the Merger, if consummated, to implement its strategic initiatives and continue to innovate its existing products; (xv) the ability of the combined company following the Merger, if consummated, to defend its intellectual property and satisfy regulatory requirements; (xvi) the ability of the Company or the combined company following the Merger, if consummated, to issue equity or equity-linked securities in connection with the proposed Merger or in the future; (xvi) the impact of the COVID-19 pandemic on the Company’s or the combined company’s business following the Merger, if consummated; and (xvii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s prospectus, dated February 4, 2022 and prospectus supplement dated July 22, 2022 relating to its public offering of units and other documents filed and to be filed by the Company with the SEC, and in the Company’s Current Report on Form 8-K filed on July 22, 2022, and other information affecting Ra Medical’s business and operating results is contained in Ra Medical’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 and in its other filings with the Securities and Exchange Commission, including the amended preliminary proxy statement filed with the Securities and Exchange Commission on November 4, 2022. Additional information is also set forth in Ra Medical’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and

Exchange Commission on March 24, 2022, and as amended on July 13, 2022. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and Catheter assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Catheter gives any assurance that either the Company or Catheter will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Catheter or any other person that the events or circumstances described in such statement are material.

Ra Medical investors and others should note that we announce material information to the public about the company through a variety of means, including our website (www.ramed.com), our investor relations website (https://ir.ramed.com/), press releases, SEC filings and public conference calls in order to achieve broad, non-exclusionary distribution of information to the public and to comply with our disclosure obligations under Regulation FD. We encourage our investors and others to monitor and review the information we make public in these locations as such information could be deemed to be material information. Please note that this list may be updated from time to time.

Disclaimer

This press release relates to a proposed business combination between the Company and Catheter. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contact:

LHA Investor Relations

Jody Cain

310-691-7100

jcain@lhai.com

RA MEDICAL SYSTEMS, INC.

Condensed Balance Sheets

(in thousands, except par value data)

(Unaudited)

	September 30, 2022	December 31, 2021
ASSETS
Current Assets
Cash and cash equivalents	$13,657	$15,045
Accounts receivable, net	—	21
Inventories	—	986
Prepaid expenses and other current assets	1,885	1,037
Total current assets	15,542	17,089
Property and equipment, net	—	1,809
Operating lease right-of-use assets	1,893	2,110
Other long-term assets	36	36
TOTAL ASSETS	$17,471	$21,044
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$460	$988
Accrued expenses	2,447	4,119
Current portion of operating lease liability	308	283
Total current liabilities	3,215	5,390
Operating lease liability	1,746	1,981
Total liabilities	4,961	7,371
Commitments and contingencies
Stockholders’ Equity
Preferred stock, $0.0001 par value; 10,000 shares authorized; no shares issued	—	—
Common stock, $0.0001 par value; 300,000 shares authorized; 1,423 and 140 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively	—	—
Additional paid-in capital	209,488	191,945
Accumulated deficit	(196,978)	(178,272
Total stockholders’ equity	12,510	13,673
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$17,471	$21,044

RA MEDICAL SYSTEMS, INC.

Condensed Statements of Operations

(in thousands, except per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenues
Product sales	$—	$5	$14	$17
Cost of revenues
Product sales	—	68	42	676
Service and other	—	178	119	537
Total cost of revenues	—	246	161	1,213
Gross loss	—	(241)	(147)	(1,196)
Operating expenses
Selling, general and administrative	3,514	4,211	8,292	11,285
Research and development	727	2,942	6,238	8,521
Restructuring and impairment	542	—	4,069	—
Total operating expenses	4,783	7,153	18,599	19,806
Operating loss	(4,783)	(7,394)	(18,746)	(21,002)
Other income, net	20	16	40	2,028
Loss from continuing operations before income taxes	(4,763)	(7,378)	(18,706)	(18,974)
Income taxes	—	—	—	—
Loss from continuing operations	(4,763)	(7,378)	(18,706)	(18,974)
Discontinued operations
Income from discontinued operations before income taxes	—	3,080	—	2,191
Income taxes	—	—	—	—
Income from discontinued operations	—	3,080	—	2,191
Net loss	$(4,763)	$(4,298)	$(18,706)	$(16,783)
Net (loss) income per share, basic and diluted
Continuing operations	$(4.36)	$(57.64)	$(28.00)	$(210.82)
Discontinued operations	—	24.06	—	24.34
Total net loss per share, basic and diluted	$(4.36)	$(33.58)	$(28.00)	$(186.48)

Weighted average number of shares used in computing net (loss) income per share, basic and diluted	1,092	128	668	90

RA MEDICAL SYSTEMS, INC.

Non-GAAP Reconciliations

(Unaudited)

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
Statements of Operations Data:	2022	2021	2022	2021
Loss from continuing operations	$(4,763)	$(7,378)	$(18,706)	$(18,974)
Depreciation and amortization	74	319	396	974
Interest income	(24)	—	(41)	(2)
Interest expense	—	—	—	12
EBITDA	(4,713)	(7,059)	(18,351)	(17,990)
Stock-based compensation	80	110	365	1,887
Restructuring and impairment	542	—	4,069	—
Loss (gain) on sales and disposals of property and equipment	—	4	44	(489)
Gain on extinguishment of promissory note	—	—	—	(2,023)
Adjusted EBITDA	$(4,091)	$(6,945)	$(13,873)	$(18,615)

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